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Global Investment Outlook & Strategy

July 2023

In our July 2023 report, we discuss the economic outlook and our global investment strategy in more detail. Topics covered include:

- AI Will Shape Financial Markets and Economy for Years to Come
- "Higher for Longer" Interest Rates Will Test U.S. Economy's Resiliency
- China's Ebbing Economic Momentum Triggers Policy Support
- Positive Real Rates Lessen the Need for More Fed Fund Rate Increases
- Equity Markets are Focused on Tech/AI, but There are Attractive Groups Elsewhere

Click here to download the report or, if you'd like to receive a paper copy each quarter, let us know.

Sit Investment Associates was named the number 1 Taxable Bond Fund Firm in Barron's magazine's "Best Fund Families of 2022".

To learn more, visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen	**Conner Murnighan**
Director – Investment Advisory	*Director – Investment Advisory*
(630) 235-0065	(312) 550-5809
krm@sitinvest.com	fcm@sitinvest.com

DISCLOSURE

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's

Barron's 2022 Annual Taxable Bond Fund Ranking is based on 49 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Each fund's performance is measured against all other funds in its Refinitiv/Lipper category. Source: "Barron's Best Fund Families", February 16, 2023.